UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

State Auto Financial Corporation
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

855-707105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

SCHEDULE 13G/A (Amendment No. 22)

CUSIP No.: 855-707105
1	Name of reporting person State Automobile Mutual Insurance Company
2	Check the appropriate box if a member of a group The reporting person disclaims membership in any group. (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Ohio
	5	Sole voting power 25,954,038.5 Common Shares as of December 31, 2018
	6	Shared voting power -0- Common Shares as of December 31, 2018
	7	Sole dispositive power 25,954,038.5 Common Shares as of December 31, 2018
	8	Shared dispositive power -0- Common Shares as of December 31, 2018
9	Aggregate amount beneficially owned by each reporting person 25,954,038.5 Common Shares as of December 31, 2018
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 59.9% (as of December 31, 2018)
12	Type of reporting person IC

Items 1 Through 10
of
Schedule 13G/A (Amendment No. 22)
for
State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: State Auto Financial Corporation (“State Auto Financial”)

(b)	Address of Issuer’s Principal Executive Offices: 518 East Broad Street, Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing: State Automobile Mutual Insurance Company (“State Auto Mutual”)

(b)	Address of Principal Business Office: 518 East Broad Street, Columbus, Ohio 43215

(c)	Place of Organization: Ohio

(d)	Title of Class of Securities: Common Shares, without par value (the “STFC Shares”)

(e)	CUSIP Number: 855-707105

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

Explanatory Note

The Board of Directors of State Auto Mutual has determined that it is in State Auto Mutual's best interest to maintain a greater than 55% ownership interest in the outstanding STFC shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL INSURANCE COMPANY

January 31, 2019	By /s/ Melissa A. Centers
Melissa A. Centers, Senior Vice President, Secretary and General Counsel